[Quepasa letterhead]

April 24, 2007

VIA EDGAR AND FACSIMILE

Michael Henderson

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington D.C. 20549

Re:	Quepasa Corporation

Item 4.02 Form 8-K

Filed April 13, 2007

File No. 001-33105

Dear Mr. Henderson:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Form 8-K filed on April 13, 2007, by Quepasa Corporation (the “Company”), as set forth in the Staff’s letter dated April 17, 2007. For your convenience, we have repeated your comments in our letter and the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.

Form 8-K dated April 13, 2007

1. Please amend your filing to clearly state whether the Company or the auditors discovered the errors. If your auditors discovered the errors, amend your filings to disclose all of the information required by Item 4.02(b) of Form 8-K. Further Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. If applicable, amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

Company Response:

Item 4.02 of our Form 8-K filed on April 13, 2007, was filed pursuant to the requirements of Item 4.02(a) of Form 8-K and disclosed that the Company made the determination that a restatement of its financial statements was required. Further, our Form 10-KSB for the fiscal year ended December 31, 2006 (the “2006 Form 10-KSB”), also disclosed that the Company made the determination that it was required to restate its financial statements. See “Explanatory Note—Restatement of Financial Information” in Part I of the 2006 Form 10-KSB and Note 8 of Notes to Consolidated Financial Statements in Item 7 of the 2006 Form 10-KSB (collectively, the “Restatement Footnotes”).

Securities and Exchange Commission

April 24, 2007

If the Staff of the Commission determines that additional disclosure is needed, the Company will file a Form 8-K/A to more clearly disclose that it made the determination to restate its financial information (see proposed disclosure below).

2. Also, amend your filing to provide additional details of the errors. Your filing should clearly describe the nature of the errors in your valuations and the reasons why the additional compensation expense should be recorded.

Company Response:

Item 4.02 of the Company’s Form 8-K filed on April 13, 2007 provided the details about the errors that the Company was able to confirm at the time of the filing of its Form 8-K. On April 9, 2007, the Company made the determination that a restatement of its financial information was needed; however, as disclosed in the Form 8-K, the Company had not yet completed its final analysis of the restatement adjustments, and the effects of the restatement on all prior quarters was only preliminary and subject to change. Accordingly, at the time the Company filed its Form 8-K, it was unable to provide more details of the errors it had discovered because it had not completed its investigation of such errors. Further, since the filing of the Company’s Form 8-K, the Company has provided a detailed explanation in the Restatement Footnotes of its restated financial information and the errors discovered.

If the Staff of the Commission determines that additional disclosure is needed, the Company will file a Form 8-K/A to provide a more detailed disclosure regarding the errors it discovered. If such a Form 8-K/A is required, the Company proposes to file a Form 8-K/A with text in substantially the following form:

On April 9, 2007, the management of Quepasa Corporation (the “Company”) determined, during the process of finalizing the audit of the Company’s financial statements for the year ended December 31, 2006, with Perelson Weiner LLP, the Company’s new independent registered public accounting firm, that a restatement of the Company’s financial statements for the first through the third quarters of 2006 is required.

Securities and Exchange Commission

April 24, 2007

This restatement relates to errors associated with the Company’s valuation of certain warrants and stock option awards. Upon review of the assumptions applied during 2006, the Company determined that certain assumptions related to the expected term and volatility used in the Black-Scholes option pricing model needed correction. During March 2006, the Company issued three series of warrants to purchase 1,000,000 shares of common stock each at exercise prices of $2.87, $4.00, and $7.00 as compensation for certain strategic initiatives, including acquiring the services of the Company’s Chief Executive Officer. The first warrant was exercised in 2006. The two remaining warrants are still outstanding at December 31, 2006 and expire in March 2016. The initial fair value of these warrants of $1,464,899 was determined using the Black-Scholes option pricing model with the assumptions listed below and recognized in general and administrative expenses. Prior to completing the first quarterly filing that would include this transaction, the Company observed a stock price of $7.31 (on May 4, 2006) and the Company believed that the first two warrants would be exercised at the same time (around the end of July 2006).

	Warrants #1 and #2	Warrants #3
Risk-free interest rate:	4.50%	4.50%

Expected term:	0.25 years	1 year

Expected dividend yield:	0.00%	0.00%

Expected volatility:	65.68%	66.78%

The Company ultimately elected to use the simplified method described in Staff Accounting Bulletin 107, “Share-Based Payment,” to estimate the expected term of employee stock options. This conclusion was determined based on lack of similar transactions that the Company could rely upon in the published pronouncements. The corrected fair value of these warrants of $5,608,093 was determined using the Black-Scholes option pricing model with the simplified method assumptions listed below and recognized in general and administrative expenses.

	Warrant #1	Warrants #2 and #3
Risk-free interest rate:	4.69%	4.68%

Expected term:	0.25 years	5 years

Expected dividend yield:	0.00%	0.00%

Expected volatility:	20.04%	95.63%

In addition, the Company revisited the assumptions applied in its valuation of all other warrants and stock option awards during 2006. The Company applied the simplified method to all other warrants and stock option awards during 2006. This correction related to all other warrants and option awards during 2006 resulted in an additional charge of $728 thousand.

Securities and Exchange Commission

April 24, 2007

These corrections resulted in a charge of approximately $4.9 million, which resulted in an increase in net loss of approximately $4.9 million, or ($0.58) per share. The Company also determined that certain reclassifications between operating expense line items on the consolidated statements of operations were required for the first three quarters of 2006. These reclassifications had no effect on total operating expenses or net loss in 2006. The restatements had no effect on the Company’s cash flows from operating, investing or financing activities for any of the quarters in 2006.

The Company has included more details on the effects of the restatement in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, which was filed on April 17, 2007.

The audit committee of the board of directors of the Company discussed the matters disclosed in this Item 4.02 with the Company’s independent registered public accounting firm, Perelson Weiner LLP.

***

We acknowledge to the Staff that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this letter to me at (480) 348-2665.

Very truly yours,

Quepasa Corporation

/s/ Charles B. Mathews
Charles B. Mathews
Executive Vice President and Chief Financial Officer

cc:	Mr. Kyle Moffatt, Accountant Branch Chief
Mathew P. Feeney, Esq.
Travis J. Leach, Esq.